1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                          .)

SIGNATURES

SK Telecom Issues 53rd Unsecured Bond

SK Telecom Co., Ltd. filed a report with the Financial Supervisory Commission of Korea on March 11, 2005 and a supplementary reports thereto on March 15, March 17 and March 18, 2005 regarding its issuance of corporate bond as follows:

1.	Purpose: to roll over part of corporate bond (maturity: May 10, 2005, maturity portion: Won250 billion)

2.	Main Terms & Conditions of Corporate Bond Issue

•	Bond type: Unsecured bond

•	Amount: Won194,560,000,000, or, at a discount of 2.72% off face value of Won200 billion

•	Interest rate: 4.00% per annum

•	Yield: 4.61%

•	Maturity: March 18, 2010

•	Issuance date: March 18, 2005.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: April 12, 2005

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